Final Term Sheet

Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2006-AR2 Trust

$ 904,200,100

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Mortgage Securities Corp.
Seller

Washington Mutual Bank
Servicer

LaSalle Bank National Association
Trustee

March 7, 2006

Closing Date	March 28, 2006
Investor Settlement Date	March 28, 2006
First Distribution Date	April 25, 2006
Cut-Off Date	March 1, 2006

 WaMu Capital Corp.,
A Washington Mutual, Inc. Company

Important Notice About Information Presented in this
Final Term Sheet

The securities described in this final term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this final term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus, along with this final term sheet, describes more specifically the terms of your series of certificates. This final term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this final term sheet is subject to completion or change. The information in this final term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire final term sheet and the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus we will provide you. You may obtain a copy of the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

This final term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this final term sheet. The mortgage-backed securities referred to in this final term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this final term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Washington Mutual Mortgage Pass-Through Certificates,
WMALT Series 2006-AR2 Trust

$ 904,200,100

Description of Certificates

	Principal Amount (Approx.) (1)	WAL (Yrs) To Call/Mat (2)	Pmt Window (Mths) To Call/Mat (2)	Interest Rate Type	Tranche Type	Expected Ratings S&P/Moody’s
A-1A	$ 503,929,000	4.07/4.41	1-126/1-480	Variable (3)	Senior	AAA/Aaa
A-1B	$ 167,977,000	4.07/4.41	1-126/1-480	Variable (3)	Senior Mezz	AAA/Aaa
A-1C	$ 167,977,000	4.07/4.41	1-126/1-480	Variable (3)	Junior Mezz	AAA/Aaa
R	$ 100	Not Offered Hereby			Senior/Residual
X (4)	$ 900,000,000	7.12/7.90	1-126/1-480	Variable (4)	Senior IO	AAA/Aaa
B-1	$ 14,345,000	7.12/7.90	1-126/1-480	Variable (5)	Subordinate	AA+/Aa1
B-2	$ 12,494,000	7.12/7.90	1-126/1-480	Variable (5)	Subordinate	AA/Aa2
B-3	$ 7,403,000	7.12/7.90	1-126/1-480	Variable (5)	Subordinate	AA-/Aa3
B-4	$ 6,941,000	7.12/7.90	1-126/1-480	Variable (5)	Subordinate	A+/A1
B-5	$ 6,015,000	7.12/7.90	1-126/1-480	Variable (5)	Subordinate	A/A2
B-6	$ 5,552,000	7.12/7.90	1-126/1-480	Variable (5)	Subordinate	A-/A3
B-7	$ 5,090,000	7.12/7.90	1-126/1-480	Variable (5)	Subordinate	BBB+/Baa1
B-8	$ 2,776,000	7.12/7.90	1-126/1-480	Variable (5)	Subordinate	BBB/Baa2
B-9	$ 3,701,000	7.12/7.90	1-126/1-480	Variable (5)	Subordinate	BBB-/Baa3
B-10	$ 3,239,000	Not Offered Hereby			Subordinate	BB+/Ba1
B-11	$ 2,313,000				Subordinate	BB/Ba2
B-12	$ 1,388,000				Subordinate	BB-/BA3
B-13	$ 8,329,000				Subordinate	B/NR
B-14	$ 6,022,647				Subordinate	NR/NR
PPP	$ 100				Subordinate	NR/NR

                    $            Total:          $        904,200,100

(1)     Distributions on the Class A-1A, Class A-1B, Class A-1C, Class X, Class R and Subordinate Certificates will be derived primarily from a pool of adjustable-rate mortgage loans (the “Mortgage Loans”).  Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2)     WAL and Payment Windows for the Class A-1A, Class A-1B and Class A-1C Certificates are shown to the Optional Call Date (as defined herein) and to Maturity.

(3)     On each Distribution Date (as defined herein), the certificate interest rate for the Class A-1A, Class A-1B and Class  A-1C Certificates will be equal to the lesser of (i) One-Year MTA (as defined herein) plus 0.95% and (ii) the Net WAC Cap (as defined herein).

(4)     The Class X Certificates will consist of one interest only component (the “Class X IO Component”) and one principal only component (the “Class X PO Component”).  The Class X IO Component will have a notional balance equal to the aggregate principal balance of the Mortgage Loans.  The Class X Certificates will accrue interest on its notional balance on each Distribution Date at a certificate interest rate equal to the excess, if any, of (i) the weighted average Net Mortgage Rate of the Mortgage Loans for such Distribution Date over (ii) a rate equal to the product of (1) the interest accrued on the certificates (other than the Class X Certificates) for such Distribution Date multiplied by (2) 12 and divided by the aggregate principal balance of the Mortgage Loans as of the first day of the month prior to such Distribution Date.  The Class X PO Component will have an initial principal balance equal to zero after which the principal balance will be increased to the extent of any Net Deferred Interest from the Mortgage Loans allocated to the Class X PO Component, as described herein.

(5)     For each Distribution Date, the certificate interest rate for the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8 and Class B-9 Certificates will be equal to the least of (i) One-Month LIBOR plus the related margin (in each case, the  margin will be multiplied by 1.5 after the first possible Optional Call Date), (ii) the “Adjusted Net WAC Cap” (as defined herein) and  (iii) the “Net Life Cap” (as defined herein).

Transaction Summary

Depositor: WaMu Asset Acceptance Corp. (“WAAC”).

Trust: Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2006-AR2 Trust

Servicer: Washington Mutual Bank (“WMB”)

Lead Manager: WaMu Capital Corp.

Trustee: LaSalle Bank National Association.

Rating Agencies: It is anticipated that the Senior Certificates will be rated by Moody’s and Standard & Poor’s and assigned the credit ratings described herein.

Cut-off Date: March 1, 2006.

Expected Pricing Date: On or about March 9, 2006

Closing Date: On or about March 28, 2006.

Distribution Date: The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in April 2006.

Servicing Fee for MTA Mortgage Loans:     The servicing fee for MTA Mortgage Loans will be calculated as a per annum percentage for each Mortgage Loan. The servicing fee for each MTA Mortgage Loan will equal the greater of (i) 0.375% and (ii) the excess, if any, of the gross margin on the applicable Mortgage Loan (as stated in the related mortgage note) over 1.35%.

Servicing Fee for One-Month LIBOR Mortgage Loans:   The servicing fee for One-Month LIBOR Mortgage Loans will be calculated as a per annum percentage for each Mortgage Loan. The servicing fee for each One-Month LIBOR Mortgage Loan will equal the greater of (i) 0.375% and (ii) the excess, if any, of the gross margin on the applicable Mortgage Loan (as stated in the related mortgage note) over 1.00%.

Certificates: The “Senior Certificates” will consist of the Class A-1A, Class A-1B and Class A-1C (the“Class A Certificates”) and the Class X and Class R Certificates. The “Senior Subordinate Certificates” will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8 and Class B-9 Certificates.  The “Junior Subordinate Certificates” will consist of the Class B-10, Class B-11, Class B-12, Class B-13 and Class B-14 Certificates.  The Senior Subordinate Certificates and Junior Subordinate Certificates are collectively known as the “Subordinate Certificates”.  The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the “Certificates.”  The Class A, Class X, Class R and Senior Subordinate Certificates are being offered herein and are referred to herein as the “Offered Certificates”.  The trust will also issue the Class PPP Certificates which are not being offered hereby.

Registration: Each class of Offered Certificates (other than Class R) will initially be represented by a single certificate registered in the name of Cede & Co., a nominee of The Depository Trust Company, New York, New York.

Federal Tax Treatment: For federal income tax purposes, one or more REMIC elections will be made with respect to the Trust.  The Offered Certificates will represent ownership of regular interests for federal tax income purposes.  The Class R Certificates will represent ownership of residual interests for federal income tax purposes.

SMMEA Treatment: The Class A, Class B-1, Class B-2, Class B-3 and Class X Certificates are expected to constitute “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (“SMMEA”). The Class B-4, Class B-5, Class B-6, Class B-7, Class B-8, Class B-9, Class B-10, Class B-11, Class B-12, Class B-13, Class B-14 and Class PPP Certificates are not expected to constitute “mortgage related securities” for purposes of SMMEA.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.  Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws.  The Class R Certificate is not expected to be ERISA eligible.

Optional Termination: The terms of the transaction allow for an optional termination of the Trust which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the “Clean-Up Call Option Date”).

Accrued Interest: The price to be paid by investors for the Subordinate Certificates will not include accrued interest (settling flat).  The price to be paid by investors for the Class A and Class X Certificates will include 27 days of accrued interest.

Interest Accrual Period: The interest accrual period for the Subordinate Certificates for a given Distribution Date will be the period beginning on the 25th day of the month immediately preceding the month during which such Distribution Date occurs (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month during which such Distribution Date occurs (on an actual/360 basis).  The interest accrual period for the Class A and Class X Certificates will be on the calendar month prior to such Distribution Date (on a 30/360 basis).

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 20% CPR.

Compensating Interest: Compensating interest paid by WMB with respect to the Mortgage Loans will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of such Mortgage Loans, any reinvestment income realized by the Servicer relating to payoffs on the Mortgage Loans made during the prepayment period, and interest payments on the payoffs received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans.

Mortgage Loans: The Mortgage Loans consist of conventional, adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 30 and 40 years.  All the Mortgage Loans accrue interest at a mortgage rate which adjusts monthly (after an initial fixed rate period of 1 and 3 months) based upon an Index rate of the 12-month moving average of the monthly yield on United States Treasury Security adjusted to a constant maturity of one year (the “MTA”) or 1 month LIBOR Index. After the initial fixed interest rate period, the interest rate for each Mortgage Loan will adjust monthly to equal the sum of the related Index and the gross margin.  As of the Cut-off Date, approximately 4.14% of the Mortgage Loans were still in their fixed rate period. None of the Mortgage Loans are subject to a periodic rate adjustment cap.  All of the Mortgage Loans are subject to a maximum mortgage rate.

For all of the Mortgage Loans, the Minimum Monthly Payment is set at origination and is adjusted on the first anniversary of the first due date and annually thereafter, subject to the limitations set forth below, to an amount which will fully amortize the Mortgage Loan at the then current mortgage interest rate in equal monthly installments over its remaining term to maturity (the “Minimum Monthly Payment”).  This adjustment is subject to the conditions that (i) the amount of the Minimum Monthly Payment will not increase by an amount that is more than 7.50% of the current Minimum Monthly Payment, (ii) as of the fifth anniversary of the first due date and on the same day every five years thereafter, and on the final payment adjustment date, the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage (either 110% or 115%) of the original principal balance due to deferred interest (the “Negative Amortization Limit”), the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance over the remaining term to maturity.

Negative amortization on a Mortgage Loan will occur when the monthly payment made by the borrower is less than interest accrued at the current mortgage rate on the unpaid principal balance of the Mortgage Loan (such deficiency, “Deferred Interest”).  The amount of the Deferred Interest is added to the unpaid principal balance of the Mortgage Loan.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is $ 965,674,014, subject to an increase or decrease of up to 10%.  It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein.  The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Originator Concentrations	Approx %
ALLIANCE BANCORP	16.74
MORTGAGE IT, INC	14.48
PLAZA HOME MORTGAGE INC	12.01
SBMC MORTGAGE	10.81
SIERRA PACIFIC MTG	11.20
Total	65.24

See “Originator Disclosure” section .

Credit Enhancement: Senior/Subordinate, shifting interest structure.  Credit enhancement for the Class A Certificates will consist of the subordination of the Subordinate Certificates, initially 9.25% total subordination (subject to the variance stated in the collateral profile).

Shifting Interest: Until the first Distribution Date occurring after March 2016, the Subordinate Certificates will be locked out from receipt of prepayments in full on a Mortgage Loan (each, a “Payoff”) and partial prepayments on a Mortgage Loan, including any amounts in excess of the Minimum Monthly Payment (each, a “Curtailment”) (net of Deferred Interest) (unless the Class A and the Class X PO Component are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below).  After such time and subject to standard collateral performance triggers (as described in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus), the Subordinate Certificates will receive their increasing portions of unscheduled principal payments (net of Deferred Interest).

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
April 2006 – March 2016	0% Pro Rata Share
April 2016 – March 2017	30% Pro Rata Share
April 2017 – March 2018	40% Pro Rata Share
April 2018 – March 2019	60% Pro Rata Share
April 2019 – March 2020	80% Pro Rata Share
April 2020 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in April 2009, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate class principal balance of the Subordinate Certificates as of the Closing Date, do not exceed 20%,  the Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments (net of Deferred Interest) or (ii) on or after the Distribution Date in April 2009, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate class principal balance of the Subordinate Certificates as of the Closing Date, do not exceed 30%, the Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments (net of Deferred Interest).

 In the event the current aggregate principal balance of the Class A Certificates and the Class X PO Component, divided by the aggregate principal balance of the Class A Certificates, the Class X PO Component, and the Subordinate Certificates (the “Senior Percentage”) exceeds the applicable initial Senior Percentage as of the Closing Date, the Class A Certificates and the Class X PO Component will receive all Payoffs and Curtailments (net of Deferred Interest) for the Mortgage Loans.

Net Mortgage Rate: The “Net Mortgage Rate” with respect to each Mortgage Loan is equal to the mortgage rate less the servicing fee rate.

Net WAC Cap: The “Net WAC Cap” is equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans.

Adjusted Net WAC Cap  The “Adjusted Net WAC Cap” is equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans, adjusted on an actual/360 basis.

Net Life Cap: The “Net Life Cap” is the Adjusted Net WAC Cap modified as follows:  for purposes of calculating the Net WAC Cap, the lifetime maximum mortgage rate for such Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan.

Carryover Shortfall Amount: If on any Distribution Date, one month LIBOR plus the related margin for the Subordinate Certificates is greater than the applicable Net WAC Cap, then such Class will be entitled to the payment of an amount equal to the sum of (i) the excess, if any, of (a) interest accrued at the lesser of one month LIBOR plus the related margin for such Class the Net Life Cap over (b) the amount of interest accrued on such Class based on the related certificate rate and (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the certificate interest rate for such Class equal to the amount in clause (i) of this paragraph) (together, the “Carryover Shortfall Amount”).  The Carryover Shortfall Amount for the Subordinate Certificates will be paid sequentially to the Class B-1 through Class B-9 Certificates, in order of seniority, from interest otherwise distributable to the Class X Certificates (after the reduction due to Net Deferred Interest allocable to the Class X Certificates).

Adjusted Cap Rate The “Adjusted Cap Rate” for any Distribution Date and any class of Class A Certificates will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Mortgage Loans at the Net WAC Cap for that Distribution Date less the Net Deferred Interest (defined below) and (ii) 12, and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the second preceding Due Date and (b) except for the first Distribution Date, any Payoffs received on or before the 14th day of the calendar month of that Due Date).

 The “Adjusted Cap Rate” for any Distribution Date and any class of Class B Certificates will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Mortgage Loans at the Net WAC Cap for that Distribution Date less the Net Deferred Interest and (ii) 12, and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the second preceding Due Date (after giving effect to (a) the payments due on the Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs received on or before the 14th day of the calendar month of that Due Date), such fraction multiplied by a ratio, the numerator of which is 30 and the denominator of which is the actual number of days in the related certificate accrual period.

Deferred Interest: The Mortgage Loans may experience negative amortization when the interest accrued on a Mortgage Loan exceeds the monthly payment due on such Mortgage Loan.  Such excess is deferred and added to the unpaid principal balance of such Mortgage Loan (“Deferred Interest”).

Net Deferred Interest: For the Mortgage Loans the “Net Deferred Interest” is the greater of (a) the excess of Deferred Interest over Payoffs and Curtailments, in each case for the related Mortgage Loans, and (b) zero. The amount of current interest on the Certificates will be reduced by the related Net Deferred Interest, if any, to the extent of the amount of current accrued interest distributable on such Certificate(s) and such reduction in current interest distributable to such Certificate(s) will be added to the principal balance of the related Certificate(s) as described below.

 For any Distribution Date, Net Deferred Interest will first be allocated against interest otherwise distributable to the Class X Certificates and then will be allocated among the Certificates in proportion to the excess, if any, for each such class of (i) the current interest accrued at the applicable certificate interest rate for such class, over (ii) the amount of current interest that would have accrued had the certificate interest rate for such class equaled the related Adjusted Cap Rate for such class and Distribution Date.

Structure Rules

Allocation of Realized Losses: Any realized losses on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and second, any realized losses remaining on the Mortgage Loans to the Class A Certificates and the Class X PO Component, on a pro-rata basis, until the related class principal balance or component principal balance has been reduced to zero, provided however, that the Class A Certificates allocation of realized losses will be allocated in the manner below:

(a)           any realized losses remaining on the Mortgage Loans will be allocated to the Class A-1A, Class A-1B and Class A-1C Certificates and the Class X Certificates, on a pro-rata basis until their respective class principal balance or component principal balances has been reduced to zero, provided however, that the Class A-1A, Class A-1B and Class A-1C Certificates’ pro-rata allocation of realized losses will be allocated in the manner below:

(i)             first, to the Class A-1C Certificates until its Class principal balance is reduced to zero;

(ii)           second, to the Class A-1B Certificates until its Class principal is balance is reduced to zero; and

(iii)          third, to the Class A-1A Certificates until its Class principal balance is reduced to zero.

Certificates Priority of Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1)             Senior Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate, provided, however, that any interest otherwise distributable with respect to the Class X Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amount below (after giving effect to any Net Deferred Interest amount allocated to the Class X IO Component);

2)             Class R Certificates, as principal, until the certificate principal balance of such class has been reduced to zero;

3)             Class A Certificates, principal to the Class A-1A, Class A-1B and Class A-1C Certificates, pro rata, until their respective certificate principal balances are reduced to zero;

4)             Class X PO Component, principal until its component principal balance is reduced to zero;

5)             Class B-1 Certificates, accrued and unpaid interest at the Class B-1 certificate interest rate;

6)             Class B-1 Certificates, principal allocable to such Class;

7)             Class B-2 Certificates, accrued and unpaid interest at the Class B-2 certificate interest rate;

8)             Class B-2 Certificates, principal allocable to such Class;

9)             Class B-3 Certificates, accrued and unpaid interest at the Class B-3 certificate interest rate;

10)          Class B-3 Certificates, principal allocable to such Class;

11)          Class B-4 Certificates, accrued and unpaid interest at the Class B-4 certificate interest rate;

12)          Class B-4 Certificates, principal allocable to such Class;

13)          Class B-5 Certificates, accrued and unpaid interest at the Class B-5 certificate interest rate;

14)          Class B-5 Certificates, principal allocable to such Class;

15)          Class B-6 Certificates, accrued and unpaid interest at the Class B-6 certificate interest rate;

16)          Class B-6 Certificates, principal allocable to such Class;

17)          Class B-7 Certificates, accrued and unpaid interest at the Class B-7 certificate interest rate;

18)          Class B-7 Certificates, principal allocable to such Class;

19)          Class B-8 Certificates, accrued and unpaid interest at the Class B-8 certificate interest rate;

20)          Class B-8 Certificates, principal allocable to such Class;

21)          Class B-9 Certificates, accrued and unpaid interest at the Class B-9 certificate interest rate;

22)          Class B-9 Certificates, principal allocable to such Class;

23)          Class B-10, Class B-11, Class B-12, Class B-13 and Class B-14, interest and principal in the same manner as for the Senior Subordinate Certificates;

24)          Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8, Class B-9, Class B-10, Class B-11, Class B-12, Class B-13 and Class B-14 Certificates, in sequential order, the Carryover Shortfall Amount, to the extent of interest otherwise distributable to the Class X Certificates (after giving effect to any Net Deferred Interest amount allocated to the Class X IO Component); and

25)          Class R Certificate, any remaining amount.

ORIGINATOR DISCLOSURES

Alliance Bancorp

Alliance Bancorp. is a California corporation , located in Brisbane, California. Alliance Bancorp engages in the business of (i) purchasing mortgage loans on a servicing released basis, (ii) selling mortgage loans in whole loan transactions.

MortgageIT, Inc.

MortgageIT, Inc. is a New York corporation and a wholly owned subsidiary of MortgageIT Holdings, Inc., with an executive and administrative office located in New York, New York.  MortgageIT, Inc. is a full-service residential mortgage banking company that is licensed to originate loans throughout the United States.  MortgageIT, Inc. originates single-family mortgage loans of all types, including prime adjustable-rate mortgage loans and fixed-rate, first lien residential mortgage loans.

Plaza Home Mortgage, Inc.

Plaza Home Mortgage, Inc. ("Plaza") is a direct lender engaged in the mortgage banking business to originate and sell mortgage loans.  Plaza is incorporated in California, with the principal executive offices located at 5090 Shoreham Place, Suite 206, San Diego, CA  92122.  Plaza originates mortgage loans primarily through Plaza's eleven wholesale branch offices, using a network of independent mortgage brokers approved by Plaza.  Loans originated and sold by Plaza are first and/or second lien, fixed and adjustable rate mortgage loans secured by one-to-four unit properties.

Sierra Pacific Mtg.

SPM Co., Inc. (“SPM”), a California Corporation, was incorporated on July 14,  1986 for the purpose of originating conventional and government backed real estate mortgages for sale to third-party investors.  All outstanding stock is owned by SPM’s president. SPM’s headquarters is located at 50 Iron Point Circle, Suite 200, Folsom CA 95630.

Secured Bankers Mortgage (SBMC)

Secured Bankers Mortgage (“SBMC”) Mortgage is a general partnership.  The partners are Kennington Ltd, Inc. and Stanleigh International Limited, a Hong Kong Corporation, located in Van Nuys, California.  SBMC Mortgage is a third party originator that sells mortgage loans on a servicing released basis both on a whole loan execution and mandatory flow execution.